UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                  ____________________________________________

                                 SCHEDULE 13D/A
                                (Amendment No. 1)
                    Under the Securities Exchange Act of 1934


                                  DepoMed, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   249908-10-4
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                                 (CUSIP Number)

                        Biovail Laboratories Incorporated
                            Chelston Park, Building 2
                                 Collymore Rock
                       St. Michael, Barbados, West Indies
--------------------------------------------------------------------------------
                              Attention: President
                               Tel: (246) 437-7080

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                                 with a copy to:

--------------------------------------------------------------------------------
                               Roger Andrus, Esq.
                           Cahill Gordon & Reindel LLP
                                 80 Pine Street
                               New York, NY 10005
                                 (212) 701-3000
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 April 21, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box .

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.



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CUSIP No. 249908-10-4


------------------- ------------------------------------------------------------
1 NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)


                    Biovail Laboratories Incorporated
------------------- ------------------------------------------------------------
2                   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
                    Instructions)

                    (a) [ ] (b) [ ]
------------------- ------------------------------------------------------------
3                   SEC USE ONLY


------------------- ------------------------------------------------------------
4                   SOURCE OF FUNDS (See Instructions)

                    WC
------------------- ------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)


------------------- ------------------------------------------------------------
6                   CITIZENSHIP OR PLACE OF ORGANIZATION

                    Barbados, West Indies
------------------- ------ -----------------------------------------------------
                    7      SOLE VOTING POWER

    Number of              6,573,110*
                    ------ -----------------------------------------------------
      Shares        8      SHARED VOTING POWER
Beneficially Owned

                    ------ -----------------------------------------------------
     by Each        9      SOLE DISPOSITIVE POWER
    Reporting
   Person With             6,573,110*
                    ------ -----------------------------------------------------
                    10     SHARED DISPOSITIVE POWER

------------------- ------ -----------------------------------------------------

11                  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                    REPORTING PERSON

                    6,573,110*
------------------- ------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

                    [X]
------------------- ------------------------------------------------------------
13                  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    23.3%*
------------------- ------------------------------------------------------------
14                  TYPE OF REPORTING PERSON (See Instructions)

                    CO
------------------- ------------------------------------------------------------
                                       2

* Determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act") and based on the number of outstanding shares of common stock, no par value ("Common Stock") of DepoMed, Inc. ("DepoMed") on March 14, 2003 (as reported in the Form 10-K of DepoMed for the fiscal year ended December 31, 2002) and after giving effect to the issuance of additional securities pursuant to the DepoMed, Inc. Securities Purchase Agreement (filed as Exhibit 2 hereto). The information set forth in line items 7, 9, 11 and 13 includes 4,092,032 shares of Common Stock currently held by the Reporting Person and shares of Common Stock issuable upon the exercise of an option (the "Biovail Option") to acquire 821,959 shares of Common Stock and an option (the "Purchaser's Option") to acquire Common Stock up to the amount sufficient for the Reporting Person to have purchased or acquired pursuant to the purchase agreement granting such option 20% of DepoMed's then issued and outstanding Common Stock. The Biovail Option is exercisable until July 9, 2003 and the Purchaser's Option is exercisable until July 9, 2005. Additional terms of the Biovail Option and the Purchaser's Option are described in the Schedule 13D originally filed with the Securities and Exchange Commission by the Reporting Person with respect to the Common Stock. The information set forth in such line items does not include shares of Common Stock issuable upon exercise of the Warrant (defined in Item 3 herein), which becomes exercisable on July 21, 2003. If the shares currently held by the Reporting Person and the shares issuable upon the exercise of the Biovail Option, the Purchaser's Option and the Warrant were all included in the calculation of beneficial ownership, the Reporting Person would have been the beneficial owner of 7,142,264 shares of common stock, or 24.8% of the issued and outstanding shares. As described in
Item 3 herein, the Reporting Person and certain other parties have severally, but not jointly, covenanted with DepoMed to vote all shares of voting stock of DepoMed owned or controlled by each such party in favor of two persons to be nominated by certain Purchasers to serve as members of the board of directors of DepoMed, provided certain conditions are met (the "Voting Commitments"). As of the date hereof, sufficient information is not publicly available in order to determine the number of shares of Common Stock of DepoMed beneficially owned collectively by the Reporting Person and all such other parties which are subject to a Voting Commitment. As a result of the Voting Commitments, the Reporting Person and the other parties subject to Voting Commitments may be deemed to constitute a "group" for the purposes of Section 13(d) of the Exchange Act. The Reporting Person expressly disclaims that it is a member of a "group" with respect to such securities. The filing of this Amendment No. 1 to Schedule 13D shall not be construed as an admission that the Reporting Person is, for purposes of Sections 13(d) of the Exchange Act or otherwise, the beneficial owner of any securities of DepoMed other than the 6,573,110 shares identified above and the Reporting Person expressly disclaims any beneficial ownership of any securities of DepoMed other than the 6,573,110 shares identified above.


                                       3
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CUSIP No. 249908-10-4

This Amendment No. 1 ("Amendment No. 1") amends the Schedule 13D (the "Schedule 13D") previously filed with the Securities and Exchange Commission by Biovail Laboratories Incorporated ("Biovail Laboratories" or the "Reporting Person") with respect to common stock, no par value, of DepoMed, Inc., a California corporation ("DepoMed" or the "Company"). Unless otherwise indicated herein, all items in the Schedule 13D not amended hereby remain in full force and effect. Capitalized terms used but not otherwise defined herein shall have the meanings heretofore ascribed to such terms in the Schedule 13D.

Item 1.  Security of the Issuer.

No change.

Item 2.           Identity and Background.

With respect to the transactions described in this Amendment No. 1, the following hereby amends and restates the fourth and fifth paragraphs (including Appendix A therein referenced) of Item 2:

Appendix A attached hereto and incorporated herein by reference sets forth, with respect to each executive officer and director of Biovail Laboratories and each executive officer and director of Biovail Corporation, the following information: (a) name; (b) residence or business address; (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (d) citizenship of such person.

Biovail Laboratories has not and, to the best of Biovail Laboratories' knowledge, neither Biovail Corporation nor any of the persons listed on Appendix A hereto has, during the five years preceding the date of the transactions described in this Amendment No. 1 (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended by the addition of the following:

On April 21, 2003, Biovail Laboratories acquired 1,626,154 shares of Common Stock pursuant to a Stock Purchase Agreement, dated April 21, 2003, by and among DepoMed, Biovail Laboratories and the purchasers identified on Appendix B attached hereto and incorporated herein by reference (the "Additional Purchasers," and together with Biovail Laboratories, the "Purchasers"). The per share purchase price was US$2.16, for an aggregate purchase price paid by Biovail Laboratories of US$3,512,492.64. The funds necessary to purchase the Common Stock were obtained from working capital of Biovail Laboratories.

In connection therewith, Biovail Laboratories was also granted a warrant (the "Warrant") to purchase up to 569,154 shares of Common Stock at an exercise price of US$2.16 per share, subject to customary anti-dilution provisions. This warrant may be exercised between July 21, 2003 and April 21, 2008.


                                       4

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CUSIP No. 249908-10-4


In connection therewith, each of the Purchasers and each of the other parties identified on Appendix C attached hereto and incorporated herein by reference (the "Committed Voters") has severally, but not jointly, covenanted with the Company to vote all shares voting stock of DepoMed owned or controlled by such Purchaser or Committed Voter in favor of two persons to be nominated by certain Purchasers to serve as members of the board of directors of DepoMed, provided certain conditions are met (the "Voting Commitments"). As of the date hereof, sufficient information is not publicly available in order to determine the number of shares of Common Stock of DepoMed beneficially owned collectively by Biovail Laboratories, the Additional Purchasers and the Committed Voters. As a result of the Voting Commitments, Biovail Laboratories, the Additional Purchasers and the Committed Voters may be deemed to constitute a "group" for the purposes of Section 13(d) of the Exchange Act. Biovail Laboratories expressly disclaims that it is a member of a "group" with respect to such securities. The filing of this Amendment No. 1 to Schedule 13D shall not be construed as an admission that Biovail Laboratories is, for purposes of Sections 13(d) of the Exchange Act or otherwise, the beneficial owner of any securities of DepoMed other than the 6,573,110 shares identified in Item 5 below and Biovail Laboratories expressly disclaims any beneficial ownership of any securities of DepoMed other than the 6,573,110 shares identified in Item 5 below.

Item 4.           Purpose of Transaction.

No change.

Item 5.           Interest in Securities of Issuer.

Item 5(a) is hereby amended and restated by the following:

Based on public filings of DepoMed, Biovail Laboratories believes that it is the beneficial owner of 6,573,110 shares of Common Stock or 23.3% of the issued and outstanding shares of Common Stock (determined in accordance with Rule 13d-3 under the Exchange Act and based on the number of outstanding shares of Common Stock of DepoMed on March 14, 2003, as reported in the Form 10-K of DepoMed for the fiscal year ended December 31, 2002 and after giving effect to the issuance of additional securities pursuant to the DepoMed, Inc. Securities Purchase Agreement (filed as Exhibit 2 hereto)). This number of shares and percentage of shares outstanding includes 4,092,032 shares of Common Stock currently held by Biovail Laboratories and shares of Common Stock issuable upon the exercise of an option granted to Biovail Laboratories (the "Biovail Option") to acquire 821,959 shares of Common Stock and an option granted to Biovail Laboratories (the "Purchaser's Option") to acquire Common Stock up to the amount sufficient for Biovail Laboratories to have purchased or acquired pursuant to the purchase agreement granting such option 20% of DepoMed's then issued and outstanding Common Stock. The Biovail Option is exercisable until July 9, 2003 and the Purchaser's Option is exercisable until July 9, 2005. Additional terms of the Biovail Option and the Purchaser's Option are described in the Schedule 13D originally filed with the Securities and Exchange Commission by Biovail Laboratories with respect to the Common Stock. This number of shares and percentage of shares outstanding does not include shares of Common Stock issuable upon exercise of the Warrant, which becomes exercisable on July 21, 2003. If the shares currently held by Biovail Laboratories and the shares issuable upon the exercise of the Biovail Option, the Purchaser's Option and the Warrant were all included in the calculation of beneficial ownership, Biovail Laboratories would have been the beneficial owner of 7,142,264 shares of Common Stock, or 24.8% of the issued and outstanding shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No change.

                                       5

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CUSIP No. 249908-10-4



Item 7.           Material to Be Filed as Exhibits.

Item 7 is hereby amended by the addition of the following:

Exhibit 2 DepoMed, Inc. Securities Purchase Agreement, dated as of April 21, 2003. Incorporated herein by reference to Exhibit
                  10.1 of the Current Report on Form 8-K, as filed with the SEC on April 25, 2003.

Exhibit 3 Form of Warrant (Exhibit B to the DepoMed, Inc. Securities Purchaser Agreement, dated as of April 21, 2003). Incorporated herein by reference to Exhibit 10.2 of the Current Report on Form 8-K, as filed with the SEC on April 25, 2003.

Exhibit 5 Form of Nominee Voting Commitment (Exhibit G to the DepoMed, Inc. Securities Purchaser Agreement, dated as of April 21,
                  2003). Incorporated herein by reference to Exhibit 10.4 of the Current Report on Form 8-K, as filed with the SEC on April 25, 2003.


                                       6

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CUSIP No. 249908-10-4

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 1, 2003.


                       By:  /s/  John A.R. McCleery
                            ----------------------------------------------------
                            Name:  John A.R. McCleery
                            Title:  Vice President and General Manager, Biovail
                                     Laboratories Incorporated





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CUSIP No. 249908-10-4
                                   APPENDIX A


The tables below set forth with respect to each executive officer and director of Biovail Laboratories and each executive officer and director of Biovail Corporation, the following information: (a) name; (b) residence or business address; (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (d) citizenship of such person.



Executive Officers and Directors of Biovail Laboratories Incorporated:

(a) Eugene N. Melnyk
(b) Chelston Park, Building 2, Ground Floor, Collymore Rock, St. Michael, Barbados, West Indies (c) Director and President, Biovail Laboratories Incorporated; Chairman of the Board, Chief Executive Officer and Director, Biovail Corporation (d) Canada

(a) Larry Davis
(b) St. James House, Second Street, Holetown, St. James, Barbados, West Indies
(c) Director, Biovail Laboratories Incorporated; President, Mark Anthony International SRL (d) Canada

(a) Arlene Fong
(b) Chelston Park, Building 2, Ground Floor, Collymore Rock, St. Michael, Barbados, West Indies (c) Director and Controller, Biovail Laboratories Incorporated (d) Canada

(a) John A. R. McCleery
(b) Chelston Park, Building 2, Ground Floor, Collymore Rock, St. Michael, Barbados, West Indies (c) Vice President and General Manager, Biovail Laboratories Incorporated (d) United States of America and Canada

Executive Officers and Directors of Biovail Corporation:

(a) Eugene N. Melnyk
(b) Chelston Park, Building 2, Ground Floor, Collymore Rock, St. Michael, Barbados, West Indies (c) Director and President, Biovail Laboratories Incorporated; Chairman of the Board, Chief Executive Officer and Director, Biovail Corporation (d) Canada

(a) Wilfred Bristow
(b) Main Level, 35 Crawford Cres., Unit 9, Campbellville, Ontario L0P 1B0 Canada




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CUSIP No. 249908-10-4


(c) Director, Biovail Corporation; Senior Vice President, Bank of Montreal Nesbitt Burns Inc. (d) Canada


(a) Kenneth C. Cancellara
(b) 7150 Mississauga Road, Mississauga, Ontario L5N 8M5 Canada
(c) Senior Vice President, Chief Legal Officer, Corporate Secretary and ex officio Board Member, Biovail Corporation (d) Canada

(a) Paul W. Haddy
(b) Life of Barbados Building, Wildey, St. Michael, Barbados, West Indies
(c) Director, Biovail Corporation; Chairman and Chief Executive Officer, London Life Bank & Trust Corporation (d) Canada

(a) Laurence E. Paul
(b) 1620 26th Street, Santa Monica, California 90404 USA (c) Director, Biovail Corporation; Managing Director, Laurel Crown Ventures (d) United States of America

(a) Sheldon Plener
(b) Suite 2100, Scotia Plaza, 40 King Street West, Toronto, Ontario M5H 3C2 Canada (c) Director, Biovail Corporation; Senior Partner, Cassels Brock & Blackwell LLP (d) Canada

(a) Rolf K. Reininghaus
(b) 7150 Mississauga Road, Mississauga, Ontario L5N 8M5 Canada
(c) Senior Vice President of Corporate & Strategic Development and Director, Biovail Corporation (d) Canada

(a) Roger Rowan
(b) 55 University Avenue, Suite 610, P.O. Box 47, Toronto, Ontario M5J 2H7 Canada (c) Director, Biovail Corporation; President and Chief Operating Officer, Watt Carmichael Inc. (d) Canada

(a) William S. Poole
(b) 7150 Mississauga Road, Mississauga, Ontario L5N 8M5 Canada (c) President, North American Pharmaceuticals (d) United States of America

CUSIP No. 249908-10-4

(a) Brian Crombie
(b) 7150 Mississauga Road, Mississauga, Ontario L5N 8M5 Canada (c) Senior Vice President and Chief Financial Officer, Biovail Corporation (d) Canada

(a) Gregory J. Szpunar, Ph.D.
(b) Senior Vice President, Research and Development and Chief Scientific Officer, Biovail Corporation (c) 3701 Concorde Parkway, Suite 800, Chantilly, Virginia 20151 (d) United States of America




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CUSIP No. 249908-10-4
                                   APPENDIX B

                              ADDITIONAL PURCHASERS

Each Additional Purchaser is identified below. Biovail Laboratories expressly disclaims beneficial ownership of all securities held by any Additional Purchaser.

Donald G. Drapkin

Easton Hunt Capital Partners, L.P.

H&Q Healthcare Investors

H&Q Life Sciences Investors

HBM BioVentures (Cayman) Ltd.

MDS Life Sciences Technology Fund II NC Limited Partnership

MDS Life Sciences Technology Fund II Quebec Limited Partnership

MLII Co-Investment Fund NC Limited Partnership

Quogue Capital, LLC

SC Biotechnology Development Fund LP

Special Situations Cayman Fund, L.P.

Special Situations Fund III, L.P.

Special Situations Private Equity Fund, L.P.






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CUSIP No. 249908-10-4

                                   APPENDIX C

                                COMMITTED VOTERS

Each Committed Voter is identified below. Biovail Laboratories expressly disclaims beneficial ownership of all securities held by any Committed Voter.

John N. Shell

John W. Shell

Orbimed Capital Advisors LLC